UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                 SCHEDULE 13D/A

                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934


                                 ---------------

                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

 William D. Savoy                                Gail J. Gordon
 Vulcan Ventures Incorporated                    Foster Pepper & Shefelman PLLC
 110-110th Avenue N.E., Suite 550                1111 Third Avenue, Suite 3400
 Bellevue, WA  98004                             Seattle, WA  98101
 (206) 453-1940                                  (206) 447-4400

     (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  June 9, 1999
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.12d-1(e), 240.13d-1(f) or 240.12d-1(g), check the following box. |_|

     Note:Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Item 7.  Material To Be Filed as Exhibits.

         Exhibit           Description

             4             Joint Filing Agreement.


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                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                          VULCAN VENTURES INCORPORATED



June 21, 1999                    By: /s/ William D. Savoy
-------------                    ----------------------------------------------
(Date)                           William D. Savoy, Vice President


June 21, 1999
-------------                     /s/ Paul G. Allen
(Date)                           ----------------------------------------------
                                 Paul G. Allen


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                                  EXHIBIT INDEX

         Exhibit           Description

             4             Joint Filing Agreement.




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